Filed by T-Mobile US, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Sprint Corporation
Commission File No.: 001-04721

Excerpts from the T-Mobile US, Inc. 4Q and Full-Year 2018 Results Event Transcript

February 7, 2019

CORPORATE PARTICIPANTS

G. Michael Sievert T-Mobile US, Inc.—President & COO

J. Braxton Carter T-Mobile US, Inc.—Executive VP & CFO

John J. Legere T-Mobile US, Inc.—CEO

Neville R. Ray T-Mobile US, Inc.—CTO & Executive VP

Nils Paellmann T-Mobile US, Inc.—VP, IR

CONFERENCE CALL PARTICIPANTS

Amy Yong Macquarie Research—Analyst

Brett Feldman Goldman Sachs Group Inc., Research Division—Equity Analyst

Colby Synesael Cowen and Company, LLC, Research Division—MD and Senior Research Analyst

Craig Moffett MoffettNathanson LLC—Founding Partner

John Hodulik UBS Investment Bank, Research Division

Jonathan Chaplin New Street Research LLP—US Team Head

Mike Rollins Citigroup Inc, Research Division—MD and U.S. Telecoms Analyst

Phil Cusick JP Morgan Chase & Co, Research Division—MD and Senior Analyst

Ric Prentiss Raymond James & Associates, Inc., Research Division—Head of Telecommunication Services Equity Research

Simon Flannery Morgan Stanley, Research Division—MD

Walt Piecyk BTIG, LLC, Research Division—Co-Head of Research and MD

PRESENTATION

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John J. Legere - T-Mobile US, Inc.—CEO

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Let me give you a quick update on the progress of our pending merger with Sprint. The combined company will create an aggressive competitor in wireless broadband and beyond, which will result in lower prices for consumers and will create jobs starting on day 1. American consumers will benefit from a nationwide 5G network that is both broad and deep. And we can’t wait to get started.

We continue to work through the regulatory review process with humility and respect for all parties involved. A number of major milestones have been completed, and we remain optimistic and confident that once regulators review all the facts, they will recognize the significant pro-consumer and pro-competitive benefits of this combination. We continue to have a productive dialogue with both federal and state regulatory authorities.

A few milestones since the last earnings. On December 17, we received approval from both CFIUS and Team Telecom, proving that regulators are ignoring the noise in conducting a fact-based review. And on January 29, the FCC’s shot clock resumed again after the government reopened. At state level, we have received 15 of the required 19 state PUC approvals. Marcelo Claure and I look forward to our hearings next week with the House Committee on Energy and Commerce and the House Judiciary Committees.

Our integration planning is well underway, and we are making great progress. As part of our integration planning, on January 30, we announced plans to build 5 new T-Mobile Customer Experience Centers with Overland Park, Kansas as the first location chosen and Upstate New York being the second location, which will create an average of 1,000 new jobs each.

And when we announced the merger in April, we said the New T-Mobile would deliver a dramatically improved network experience and consumers would pay less while getting more. Critics of our merger, largely employed by big telco and big cable, have principally argued that we are going to raise rates right after the merger closes. I want to reiterate unequivocally that prices will go down and customers will get more for less.

We are entering the final stages of our regulatory review process. And it’s an important time to document the commitments that we’ve made from day 1. This is another example of T-Mobile putting its money where its mouth is and backing up what we said in our public interest statement. In summary, I am a very, very pleased with the progress we’ve made on our merger and the process so far. And I continue to expect regulatory approval in the first half of this year.

QUESTIONS AND ANSWERS

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Jonathan Chaplin - New Street Research LLP—US Team Head

So with your churn now lower than AT&T’s, you’ve clearly got a product from everybody’s perspective that’s at least as good as AT&T and Verizon’s. But there’s a huge gap in your pricing and the gap is widening, as they take price up and you guys give more and value to your

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customers. If the deal with Sprint didn’t go through, wouldn’t there be an opportunity for you to take up price from where it is now without really giving up anything on subscriber growth?

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G. Michael Sievert - T-Mobile US, Inc.—President & COO

Now you’re asking about differences in standalone versus New T-Mobile. One of the differences is the capacity that New T-Mobile will have relative to standalone, and it’s important to understand it. The core tenet of New T-Mobile is that by bringing these companies together, you get something very different from the T-Mobile you know today plus the Sprint you know today. Very different. The combination has a multiplicative effect on the total available network capacity. And that’s very exciting because pricing in the industry is a function of your costs and it’s a function of your capacity. And our costs at New T-Mobile are going to go down dramatically when it comes to what it costs to produce a gigabyte of data. And that’s going to allow us to continue executing this strategy of being a disruptor, a low price provider that’s finally able to do something that the premise of your question addresses, which is break down this traditional trade-off that customers have always been forced to make, which is do you want a good deal? Or do you want the best network? Which one do you want? Choose one. And the New T-Mobile will be positioned uniquely to give you both.

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John J. Legere - T-Mobile US, Inc.—CEO

I want to reiterate, an extremely deep, ongoing, well-done process with the Department of Justice and the FCC, tens of millions of pages of documentation and modeling discussion that is going very well in a game that is pretty clearly, if not in the bottom of the ninth inning, it’s in the late innings. And most of what you see going on are very good indications of a dialogue that’s moving extremely well. And I look forward to a time when the full narrative can be public and, Jonathan, then you can have a real input to go by on the regulatory outlook of the New T-Mobile.

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Walt Piecyk - BTIG, LLC, Research Division—Co-Head of Research and MD

Can you — you talked about Layer3 a little bit? And I think Mike mentioned a home broadband strategy. Is the home broadband strategy part of the first half of 2019 target as well? Or is that kind of — I mean, is it integrated in terms of the pay-TV strategy?

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G. Michael Sievert - T-Mobile US, Inc.—President & COO

Sure. In 2019, we are going to begin piloting home broadband offers, and they’re based on 4G LTE for some of this year. Later, they’ll move to 5G and it’s a pilot. So you are going to see us doing activity and it’s for a reason. We expect in New T-Mobile for this to be a substantial part of our growth story. As we’ve talked to you about in the New T-Mobile plans, we see the opportunity for millions of households. We intend to market home broadband service in 52% of the U.S. ZIP Codes. We see a major opportunity to deliver a median speed across the country of 450 megabits per second, which, of course by definition, means half the people are getting faster speeds than that. And to really bring competition to a category that is the definition of uncompetitive. 48% of American households have no choice when it comes to their home broadband, and that is crazy. If you look at what our competitors are doing, they’re rolling out millimeter wave to some parts of some towns to compete for those households. We see a much wider opportunity for that. And we can be very disruptive in the broadband space as the New T-Mobile because the costs of our network are paid for by the mobile business. We have to build a network with the capacity that we’re planning in order to be the viable growing competitor in mobile that we intend to be. Having done that, there’ve become places all over this country where you have the capacity to serve millions of home broadband customers without the extra burden of significant extra capital. What that means is in home broadband, we can be very disruptive, not just on reaching some people who never had a great broadband choice, but on the price as well and still have a very profitable business. Now all that stuff, most of our aspirations for that are in the context of New T-Mobile because it’s capacity dependent and home broadband is very, very consumptive. Despite that, we’re going to start testing it this year and in the first half of this year so that we can get the learnings that are required to go-to-market and win. The last part of your question was integration between that offer and the TV, the home TV offer that is being relaunched and rebranded. The integration will come but in the early stages of those 2 initiatives, we’ll be testing them separately. Don’t get confused by that because the ultimate strategy is for these to be, home TV and home broadband, to be a blended go-to-market approach.

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Ric Prentiss - Raymond James & Associates, Inc., Research Division—Head of Telecommunication Services Equity Research

When should we expect the next wave of store openings then? And is it built into your ‘19 budget? Is it in the ‘20 budget? It seems like there is usually another 30-plus million POPs to market to that could continue the footprint expansions. Just trying to think of, what the timeline, is it baked into guidance yet?

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G. Michael Sievert - T-Mobile US, Inc.—President & COO

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There’s real opportunity for retail expansion that remains. In fact, one of the learnings from the last expansion, not surprisingly, is that the best-performing new stores were the ones in Greenfield markets. And so there are more Greenfield markets to go, as your question suggested. I think for us, the most prudent way to pursue that is to be thoughtful about the likelihood of New T-Mobile being here by the middle of the year. And so as you probably heard us talk about in our New T-Mobile plans, we plan to create 1 rationalized retail fleet across both the former companies, and we plan to expand from there. We expect 600 or so additional stores in the New T-Mobile, mostly in the rural and Greenfield markets, smaller towns, et cetera as our initial foray. But there may be opportunity even beyond that. So for what we’ve got right now is working really well. Our new stores are still coming up the curve. We are swallowing that growth, executing really well, and we’re being thoughtful about getting this merger completed and then further retail expansion in, in that context. Should we remain stand-alone? Of course, there is more opportunity. And the data backs it up as your question suggests.

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Amy Yong - Macquarie Research—Analyst

The rebranding of Metro by T-Mobile, what are the results so far?

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John J. Legere - T-Mobile US, Inc.—CEO

Just to say, what’s happened with MetroPCS since we acquired them. It’s a great example of something to look back on to show the credibility of what we plan on doing with the New T-Mobile. We heard quite a few things about problems with network integration and what’s going to happen to employees, what’s going to happen to customers. And we were able to have now twice as many customers at MetroPCS than when we acquired them, 3x as many employees, twice as many stores, 5x as many cities, and they are clearly getting way more at lower prices than what they were getting, including fully loaded offers that include Amazon Prime, and Google One, et cetera. So it’s been a great, great story associated with what we plan to do with the New T-Mobile. Great example.

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Important Additional Information

In connection with the proposed transaction, T-Mobile US, Inc. (“T-Mobile”) has filed a registration statement on Form S-4 (File No. 333-226435), which was declared effective by the U.S. Securities and Exchange Commission (the “SEC”) on October 29, 2018, and which contains a joint consent solicitation statement of T-Mobile and Sprint Corporation (“Sprint”), that also constitutes a prospectus of T-Mobile (the “joint consent solicitation statement/prospectus”), and each party will file other documents regarding the proposed transaction with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT CONSENT SOLICITATION STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. The documents filed by T-Mobile may be obtained free of charge at T-Mobile’s website, at www.t-mobile.com, or at the SEC’s website, at www.sec.gov, or from T-Mobile by requesting them by mail at T-Mobile US, Inc., Investor Relations, 1 Park Avenue, 14th Floor, New York, NY 10016, or by telephone at 212-358-3210. The documents filed by Sprint may be obtained free of charge at Sprint’s website, at www.sprint.com, or at the SEC’s website, at www.sec.gov, or from Sprint by requesting them by mail at Sprint Corporation, Shareholder Relations, 6200 Sprint Parkway, Mailstop KSOPHF0302-3B679, Overland Park, Kansas 66251, or by telephone at 913-794-1091.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain forward-looking statements concerning T-Mobile, Sprint and the proposed transaction between T-Mobile and Sprint. All statements other than statements of fact, including information concerning future results, are forward-looking statements. These forward-looking statements are generally identified by the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “could” or similar expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction, including anticipated future financial and operating results, synergies, accretion and growth rates, T-Mobile’s, Sprint’s and the combined company’s plans, objectives, expectations and intentions, and the expected timing of completion of the proposed transaction. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the failure to obtain, or delays in obtaining, required regulatory approvals, and the risk that such approvals may result in the imposition of conditions that could

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adversely affect the combined company or the expected benefits of the proposed transaction, or the failure to satisfy any of the other conditions to the proposed transaction on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of the parties to terminate the business combination agreement; adverse effects on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results because of a failure to complete the proposed transaction in the anticipated timeframe or at all; inability to obtain the financing contemplated to be obtained in connection with the proposed transaction on the expected terms or timing or at all; the ability of T-Mobile, Sprint and the combined company to make payments on debt or to repay existing or future indebtedness when due or to comply with the covenants contained therein; adverse changes in the ratings of T-Mobile’s or Sprint’s debt securities or adverse conditions in the credit markets; negative effects of the announcement, pendency or consummation of the transaction on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results, including as a result of changes in key customer, supplier, employee or other business relationships; significant transaction costs, including financing costs, and unknown liabilities; failure to realize the expected benefits and synergies of the proposed transaction in the expected timeframes or at all; costs or difficulties related to the integration of Sprint’s network and operations into T-Mobile; the risk of litigation or regulatory actions; the inability of T-Mobile, Sprint or the combined company to retain and hire key personnel; the risk that certain contractual restrictions contained in the business combination agreement during the pendency of the proposed transaction could adversely affect T-Mobile’s or Sprint’s ability to pursue business opportunities or strategic transactions; effects of changes in the regulatory environment in which T-Mobile and Sprint operate; changes in global, political, economic, business, competitive and market conditions; changes in tax and other laws and regulations; and other risks and uncertainties detailed in the Form S-4, as well as in T-Mobile’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements,” as well as in its subsequent reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and www.t-mobile.com. Forward-looking statements are based on current expectations and assumptions, which are subject to risks and uncertainties that may cause actual results to differ materially from those expressed in or implied by such forward-looking statements. Given these risks and uncertainties, persons reading this communication are cautioned not to place undue reliance on such forward-looking statements. T-Mobile assumes no obligation to update or revise the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law.

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